# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neptune Insurance Holdings Inc., CIK 0002067129
CUSIP: 64073B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida (FL), 33701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001613062

## Reporting persons
- Trevor R. Burgess: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,710,000; shared voting power 17,885,000; sole dispositive power 31,710,000; shared dispositive power 17,885,000; aggregate amount beneficially owned 49,595,000 (34.02% of the class)
  Comment: The number of shares beneficially owned consists of (i) 25,039,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Burgess Family SLAT, u/a/d March 26, 2025 (the "Burgess Family SLAT"), (ii) 17,885,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Trevor R. Burgess Irrevocable Trust of 2020, u/a/d March 24, 2025, (the "Irrevocable Trust"), (iii) 511,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Trevor R. Burgess Revocable Trust, u/a/d September 30, 2024 (the "Revocable Trust"), and (iv) 6,160,000 shares of Class A Common Stock issuable upon the exercise of stock options held by the Reporting Person that are fully vested and immediately exercisable. The Reporting Person is the trustee of, and has sole voting and dispositive power over the shares held by, the Burgess Family SLAT and the Revocable Trust. Jonathan W. Meyer and David J. Rectenwald are Co-Trustees of the Irrevocable Trust and may be replaced at the discretion of the Reporting Person. By virtue of his relationship with the Irrevocable Trust, the Reporting Person is deemed to have an indirect beneficial interest in the shares held by the Irrevocable Trust. The Reporting Person disclaims beneficial ownership of the shares helf by the Irrevocable Trust.
  
  Percentage ownership is based on 139,620,000 total shares of Common Stock outstanding as of September 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025 and 6,160,000 shares of Class A Common Stock issuable upon the exercise of stock options held by the Reporting Person that are fully vested and immediately exercisable.
  
  Each outstanding share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time, (i) at the option of the Reporting Person, (ii) automatically upon any transfer, whether or not for value (except for certain permitted transfers), or (iii) upon the occurrence of certain events or conditions, as described further in the Issuer's Second Amended and Restated Certificate of Incorporation (the "Amended and Restated Charter"). Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Amended and Restated Charter. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

## Item 1. Issuer
Name of issuer: Neptune Insurance Holdings Inc.
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida, 33701

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Trevor R. Burgess (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Neptune Insurance Holdings Inc., 400 6th Street S, Suite 2, St. Petersburg, FL 33701.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Trevor R. Burgess: /s/ Trevor R. Burgess, Trevor R. Burgess (11/14/2025)